David J. Ketelsleger Attorney At Law

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211 NORTH ROBINSON • OKLAHOMA CITY, OK 73102-7103	(405) 552-2236
(405) 235-9621 • FAX (405) 235-0439	Fax (405) 228-7436
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January 28, 2009
United States Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

Attention:	Steven I. Amchan Attorney Adviser
Re: OOK, Inc., et al., File No. 812-13504
Ladies and Gentlemen:
               Attached please find the Fourth Amended and Restated Application for an Order on behalf of OOK, Inc., et al. (the “Fourth Amended Application”). The changes made from the OOK, Inc. Third Amended and Restated Application for an Order filed on January 7, 2009 (the “Third Amended Application”) merely reflect the addition of TXF Funds, Inc., a Maryland corporation, as a co-applicant thereto.
                Also attached please find a redlined copy of the Fourth Amended Application compared to the Second Amended and Restated Application for an Order filed on paper on May 1, 2008 showing the cumulative changes since that date. We hope that the additional information is beneficial and eases your review of the Third Amended Application and the Fourth Amended Application. If we can be of further assistance, or can provide additional information, please do not hesitate to call.
Very truly yours,
David J. Ketelsleger
Leaders In Creating Legal Solutions®